

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2018

John Fowler
Chief Executive Officer
Kezar Life Sciences, Inc.
4000 Shoreline Court, Suite 300
South San Francisco, California 94080

      Re: Kezar Life Sciences, Inc.
          Draft Registration Statement on Form S-1
          Submitted March 16. 2018
          CIK No. 0001645666

Dear Mr. Fowler:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note that you observed a "favorable safety profile" of KZR-616 in your Phase 1a trial. While we will not object to a statement that your drug candidate was well tolerated, a safety determination is solely within the FDA's authority. Please remove the statement that the trial results demonstrated a favorable safety profile.

Our Phase 1a Clinical Trial and Ongoing Phase 1b/2 Clinical Trial, page 3

2.   Please expand your disclosure in the second paragraph of this section to explain the serious adverse events that were observed.

Our Pipeline, page 4

3.   Please remove the last two rows from your pipeline table here and in the Business section since you have not yet identified a product candidate or indication and it is therefore premature to include them.

Implications of Being an Emerging Growth Company , page 5

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Risks Related to This Offering and Ownership of Our Common Stock, page 43

5.   Please add a risk factor to discuss your exclusive forum provision, including an explanation that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders. . ., page 44

6.   We note your statement on page 136 that a certain number of shares in the offering will be reserved for purchase by employees, directors and others who are associated with you. Please revise this risk factor to clarify whether the percentage ownership disclosed assumes the purchase of any shares in the directed share program.

Business
License Agreement with Onyx, page 81

7.   Please clarify the term of the Onyx agreement, and disclose any upfront fees paid by you under the agreement.

Intellectual Property, page 83

8.   Please clarify whether the patent families you describe have received patent protection in all the jurisdictions listed in the third paragraph of this section, and if not, specify the applicable jurisdictions for each patent family.

Principal Stockholders, page 119

9.   Please revise your disclosure to explain whether Amgen Inc. has the voting and investment control of the shares held by Onyx, and if not, please identify the natural person(s) who currently have voting and investment control of such shares. Please also specify the natural person(s) who currently have voting and investment control of the shares held by Cowen Healthcare Investments II LP.

Determination of Offering Price, page 134

10.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

General

11.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

        You may contact Rolf Sundwall at 202-551-3105 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Laura Berezin